AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 2010

1933 Act No. 333-74295
1940 Act No. 811-09253

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-1A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
Pre-Effective Amendment No. [ ]
Post-Effective Amendment No. 164 [X]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
Pre-Effective Amendment No. [ ]
Post-Effective Amendment No. 165 [X]

WELLS FARGO FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

525 Market Street
San Francisco, California 94105
(Address of Principal Executive Offices)
(800) 222-8222
(Registrant's Telephone Number)

C. David Messman
Wells Fargo Funds Management, LLC
525 Market Street, 12th Floor
San Francisco, California 94105
(Name and Address of Agent for Service)

With a copy to:

Marco E. Adelfio, Esq.
Goodwin Procter LLP
901 New York Avenue, N.W.
Washington, D.C. 20001

It is propsed that this filing will become effective: (check appropriate box)
immediately upon filing pursuant to paragraph (b)
X	on July 12, 2010 pursuant to paragraph (b)
60 days after filing pursuant to paragraph (a)(i)
on [date] pursuant to paragraph (a)(i)
75 days after filing pursuant to paragraph (a)(ii)
on [date] pursuant to paragraph (a)(ii) of Rule 485
If appropriate, check the following box:
X	this post-effective amendment designates a new effective date for a previously filed post-efective amendment

Explanatory Note: The sole purpose of this filing is to delay the effectiveness of the Wells Fargo Funds Trust (the "Trust") Trust's Post-Effective Amendment No. 152 to the Registration Statement, with respect to the new series and a new Class R share class of the Trust, until July 12, 2010. Parts A, B, and C of the Registrant's Post-Effective Amendment No. 152 under the Securities Act of 1933 and Amendment No. 153 under the Investment Company Act of 1940, with respect to the new series and a new Class R share class, filed April 21, 2010, are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of San Francisco, State of California on the 9th day of July, 2010.

WELLS FARGO FUNDS TRUST

By: /s/ Carol J. Lorts
--------------------
Carol J. Lorts
Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 164 to its Registration Statement on Form N-1A has been signed below by the following persons in the capacities and on the date indicated:

/s/ Peter G. Gordon Peter G. Gordon* Trustee	/s/ Isaiah Harris, Jr. Isaiah Harris, Jr.* Trustee	/s/ Judith M. Johnson Judith M. Johnson* Trustee
/s/ David F. Larcker David F. Larcker* Trustee	/s/ Olivia S. Mitchell Olivia S. Mitchell* Trustee	/s/ Timothy J. Penny Timothy J. Penny* Trustee
/s/ Donald C. Willeke Donald C. Willeke* Trustee	/s/ Michael S. Scofield Michael S. Scofield* Trustee	/s/ Leroy J. Keith, Jr. Leroy J. Keith, Jr.* Trustee
/s/ Karla M. Rabusch Karla M. Rabusch* President (Principal Executive Officer)	/s/ Kasey Phillips Kasey Phillips* Treasurer (Principal Financial Officer)

*By: /s/ Carol J. Lorts
Carol J. Lorts
As Attorney-in-Fact
July 9, 2010